WINKLEVOSS INSURANCE AGENCY, LLC

STATEMENT OF CASH FLOWS
YEAR ENDED JUNE 30, 2016

Cash flows from operating activities	
Net income	$ 1,707,923
Adjustments to reconcile net income to net cash provided by operating activities:	
Changes in assets and liabilities:	
Accounts receivable	(69,098)
Prepaid expenses	492
Management fees payable, related party	(3,377)
Accrued expenses	33,975
Total adjustments	(38,008)
Net cash provided by operating activities	1,669,915
Cash flows from financing activities	
Distributions to parent	(1,200,000)
Net cash used in financing activities	(1,200,000)
NET CHANGE IN CASH	469,915
CASH - BEGINNING	254,264
CASH - END	$ 724,179

Supplemental disclosures of cash flow information:
Cash paid during the year for:

Interest expense	$ -
Income taxes	$ -

See notes to financial statements